Exhibit 21.1

List of Subsidiaries

Name of Entity	Jurisdiction
6565 E. Evans Avenue LLC	Colorado
GC Corp	Colorado
GC Security LLC	Colorado
General Cannabis Capital Corporation	Colorado
Standard Cann, Inc.	Colorado
GC-NY Health, LLC	New York
SevenFive Farm Cultivation, LLC	Colorado
SevenFive Farm, LLC	Colorado
Trees Acquisition Corp.	Colorado
Trees Colorado, LLC	Colorado
Trees Oregon, LLC	Colorado